Exhibit 99.1

[Unofficial Translation. In case of discrepancy, the signed French version dated

October 31, 2023 shall take precedence]

Execution Version

THERATECHNOLOGIES INC.

- and -

INVESTISSEMENT QUÉBEC

INVESTOR RIGHTS AGREEMENT

October 31, 2023

THIS AGREEMENT is made as of October 31, 2023.

BETWEEN:

THERATECHNOLOGIES INC, a business corporation governed by the Business Corporations Act (Québec), having its head office at 2015 Peel St., Suite 1100, Montréal, Québec H3A 1T8;

(hereinafter, the “Corporation”)

AND:

INVESTISSEMENT QUÉBEC, a legal person duly constituted under the Act respecting Investissement Québec (Québec), having its principal office at 1001 Robert-Bourassa Boulevard, Suite 1000, Montréal, Québec H3B 4L4;

(hereinafter, the “Investor”)

WHEREAS a subscription agreement was entered into between the Investor and the Corporation pursuant to which the Investor purchased from the Corporation (i) 9,118,184 common shares in the share capital of the Corporation (the “Subscribed Shares”), representing approximately 19.9% of the issued and outstanding common shares in the share capital of the Corporation; and (ii) 3,381,816 subscription receipts (the “Subscription Receipts”) exchangeable, in accordance with the terms and conditions of the exchangeable receipt agreement entered into between the Investor and the Corporation on the date hereof, for common shares of the share capital of the Corporation on a one-for-one basis (the “Underlying Shares”), all of the issuable Underlying Shares representing, together with the Subscribed Shares, approximately 25.4% of the issued and outstanding common shares in the share capital of the Corporation; and

WHEREAS the Corporation and the Investor wish to enter into this Agreement in order to, among other things, confer nomination rights on the Investor in accordance with the terms and subject to the conditions set forth in this Agreement;

NOW THEREFORE, the Parties agree as follows:

PART 1

INTERPRETATION

1.1	Definitions

The following definitions apply to this Agreement:

“Affiliate(s)” (Sociétés du même groupe) has the meaning given to it in Regulation 45-106, provided that “control” is defined as ownership of, or the direct or indirect exercise of control or direction over all of the equity or voting securities of an entity and including, in the case of the Investor, the IQ Entities.

“Agreement” (Convention) means this investor rights agreement, as it may be amended from time to time in accordance with the terms hereof.

“Board” (Conseil) means the Board of Directors of the Corporation.

“Business Day” (Jour ouvrable) means any day other than Saturday, Sunday and statutory holidays in the Province of Québec.

“Closing Date” (Date de clôture) means the date hereof.

“Common Shares” (Actions ordinaires) means the common shares in the share capital of the Corporation, or other shares or other securities resulting from the conversion, exchange, reclassification or other modification of such common shares, as the case may be, from time to time.

“Corporation” (Société) has the meaning given to it in the preamble.

“Government Entity” (Entité gouvernementale) means any state or government, any international organization or umbrella organization for several states or provinces, any organization, board, commission, office or other authority instituted or established by any state or government whether by statute or otherwise, any public or private organization, board, commission or office exercising governmental or quasi-governmental functions or regulatory or self-regulatory functions on behalf of any state or for any other public body or otherwise having jurisdiction, as well as any organization, office, commission, board, arbitration tribunal or judicial, quasi-judicial or administrative tribunal whether national, provincial or governmental, foreign or international, and any court of law.

“Holder” (Porteur) means the Investor and its successors or Permitted Transferees.

“Investor” (Investisseur) has the meaning given to it in the preamble.

“Investor Nominee” (Candidat de l’Investisseur) has the meaning given to it in Subsection 2.1a).

“IQ Entity” (Entité IQ) means:

(i)	the Government of Québec;

(ii)	any other person acting as an agent of the Government of Québec;

(iii)	any direct or indirect subsidiary of the Investor;

(iv)	any entity resulting from a reorganization or amalgamation of the Investor or that now owns the assets of the Investor following its liquidation or dissolution;

(v)	any entity the majority of whose members or directors are appointed by the Government of Québec or by one of its departments;

(vi)	any entity controlled by the Government of Québec or one of its departments or by any person mentioned in paragraphs (ii), (iii), (iv) or (v) above.

“NASDAQ” (NASDAQ) means the Nasdaq Stock Market.

“Observer” (Observateur) has the meaning given to it in Section 3.5.

“Parties” (Parties) means the Corporation, the Investor and their respective successors and permitted assigns.

“Permitted Transferee” (Cessionnaire autorisé) has the meaning given to it in Section 5.8.

“Person” (Personne) means any individual, limited partnership, partnership, limited liability corporation, limited liability partnership, trust, joint venture, association, legal person, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Government Entity) or any other entity with or without legal capacity.

“QBCA” (LSAQ) means the Business Corporations Act (Québec), as amended from time to time, and any successor legislation, including the regulations thereunder.

“Regulation 45-106” (Règlement 45-106) means Regulation 45-106 – Prospectus Exemptions (Québec), as amended or replaced from time to time.

“Securities Laws” (Loi sur les valeurs mobilières) means all securities and corporate laws and all other applicable laws, rules, regulations, notices and policies in each of the provinces and territories of Canada in which the Corporation is or shall become a reporting issuer or the equivalent and all applicable published policy statements, orders and blanket decisions of the Securities Regulatory Authorities and all discretionary orders or decisions, if any, of the Securities Regulatory Authorities made in connection with the transactions contemplated under this Agreement, as well as the rules, regulations and policies of the TSX.

“Securities Regulatory Authorities” (Autorités en valeurs mobilières) means the securities commissions or similar regulatory authorities in each of the provinces of Canada.

“Shareholders” (Actionnaires) means, at all relevant times, the registered holders or beneficial owners of one or more Common Shares.

“Subscribed Shares” (Actions souscrites) has the meaning given to it in the recitals.

“Subscription Receipts” (Reçus de souscription) has the meaning given to it in the recitals.

“TSX” (TSX) means the Toronto Stock Exchange.

“Underlying Shares” (Actions sous-jacentes) has the meaning given to it in the recitals.

1.2	Interpretation

For the purposes hereof, unless otherwise specified or the context otherwise requires:

a)	the headings are used herein solely for convenience and shall not be used to interpret, define or limit the scope or meaning of this Agreement or any provision hereof;

b)	the singular includes the plural and vice versa and words importing gender include all genders;

c)	all monetary amounts herein are expressed in Canadian dollars;

d)	if any action is required to be taken hereunder on or before a day that is not a Business Day, then such action shall be taken at or before the prescribed time on the next Business Day; and

e)

reference to a statute includes all regulations made under the authority of that statute, all amendments to that statute or regulation in force from time to time, and any statute or regulation that supplements or replaces that statute or regulation.

1.3	Time of the Essence

Time shall be of the essence in this Agreement.

1.4	Recitals

The recitals of this Agreement shall form an integral part hereof.

PART 2

NOMINATION RIGHT

2.1	Board Nomination Right

a)

Starting on the Closing Date, for so long as the Holder beneficially owns or exercises control or direction over at least 50% of the Common Shares held by the Holder on the Closing Date, the Investor is entitled, upon the terms and subject to the conditions set out in this Part 2 and applicable Securities Laws, to designate to the Corporation one (1) nominee (the “Investor Nominee”) to be part of the list of director nominees proposed by the Corporation that is included in a management information circular for an annual meeting of Shareholders of the Corporation, provided that the Investor Nominee is eligible under the QBCA and the rules of the TSX and NASDAQ to act as a director, and that the Investor Nominee is selected in consultation with the Nominating and Corporate Governance Committee, taking into account the advice of said committee, acting in good faith, and in any event, in accordance with such committee’s charter.

b)

For so long as the Investor has the right to designate the Investor Nominee for election to the Board pursuant to this Part 2, the Corporation undertakes to propose the Investor Nominee for election to the Board and will include in any management information circular relating to the election of directors of the Corporation (or present to Shareholders by written consent, if applicable) the candidacy of the Investor Nominee who the Investor is entitled to designate, and will otherwise support the election or appointment of the Investor’s Nominee in a manner that is at least as favourable to the Investor Nominee as the manner in which the Corporation supports other candidates for election or appointment to the Board.

c)

Starting at the first annual meeting of Shareholders following the Closing Date, the Corporation will propose or appoint, as the case may be, a number of directors that will permit at all times and from time to time and in accordance with the QBCA and the articles of incorporation of the Corporation, the appointment or election, as the case may be, of the Investor Nominee.

d)

The Corporation will obtain and use reasonable efforts to maintain a directors’ and officers’ liability insurance policy providing coverage and on terms and conditions acceptable to the Board. The Corporation will enter into customary indemnification agreements with the director appointed to the Board pursuant to this Agreement.

e)

The Investor Nominee must comply with the provisions of the QBCA regarding disclosure of interests and abstention from voting to the extent required in connection with any agreement between the Corporation and the Investor and their subsidiaries. Moreover, the Investor Nominee will be required to comply with the practices of the Board, which may require that the Investor Nominee be excluded from a meeting or a part thereof if the Investor Nominee’s interests conflict with the interests of the Corporation.

2.2	Notice of Annual Meeting

The Corporation must notify the Investor of its intention to hold an annual meeting of Shareholders or any meeting at which nominees will stand for election as directors, at least [redacted - delay] days prior to the approval by the Board of the management information circular for such meeting. The Investor may notify the Corporation of its designation of the Investor Nominee pursuant to Subsection 2.1a) at any time, but no later than [redacted - delay] days after the date of the aforementioned notice from the Corporation. If the Investor fails to notify the Corporation of the designation of the Investor Nominee before the expiry of the period provided for in the previous sentence, the Investor shall be deemed to have designated the Investor Nominee currently holding this role. Upon such designation, the Investor shall provide the Corporation with all information required under Securities Laws for disclosure in a management information circular.

2.3	Designation During the Year

Subject to the conditions set forth in this Part 2, prior to the first annual meeting of Shareholders following the date of this Agreement, or if a physical Person recommended as the Investor Nominee ceases to be a director of the Corporation or if the office of the Investor Nominee otherwise becomes vacant, the Investor may notify the Corporation of its designation of the Investor Nominee or the replacement thereof, as the case may be, the Corporation shall appoint such Investor Nominee to the Board as soon as practicable, acting reasonably and to the extent permitted by the QBCA and its articles of incorporation for a term expiring at the close of the next annual meeting of Shareholders.

Notwithstanding the foregoing, in the event that, as a result of the restrictions set forth in the articles of incorporation of the Corporation, the Investor Nominee cannot be appointed to the Board on the Closing Date, the Investor Nominee will be entitled, until the first annual meeting of Shareholders following the date of this Agreement, to attend all meetings of the Board, to receive copies of all documents distributed to the Board and to participate in discussions at Board and committee meetings as an observer, but will have no voting rights at such Board meetings and will not be entitled to any remuneration from the Corporation, provided, however, that all reasonable and documented disbursements incurred by such Investor Nominee will be reimbursed by the Corporation. The Investor Nominee undertakes to sign a confidentiality agreement providing for confidentiality obligations similar to those imposed on directors of the Board.

PART 3

OTHER RIGHTS AND UNDERTAKINGS

3.1	Share Listing and Other Undertakings

During the term hereof, the Corporation will use commercially reasonable efforts to maintain its status as a reporting issuer in all applicable Canadian provinces and to maintain the listing of the Common Shares on the TSX and the NASDAQ (other than in the case of a merger, plan of arrangement or other type of transaction that is approved by the Board and the Shareholders or a take-over bid, in each case, leading to the privatization of the Corporation) and must file, within the required time, the documents prescribed by applicable Securities Laws and the rules of the TSX and NASDAQ.

3.2	Shareholder Approval for Exchange of Subscription Receipts

Starting at the Closing Date, for so long as the Holder beneficially owns or exercises control or direction over at least 50% of the Common Shares that it held on the Closing Date, if a Holder wishes to exchange its Subscription Receipts for Underlying Shares and such exchange requires the approval of the Shareholders under the rules of the TSX and/or NASDAQ, as applicable, or under applicable Securities Laws, the Corporation, upon receipt of a written notice from the Holder, undertakes to (i) add to the agenda of its next annual meeting of Shareholders a Shareholders’ resolution approving the issuance of the Underlying Shares, to the extent that such a request is made at least [redacted - delay] days before the anniversary date of the notice of meeting that was sent to the Shareholders in connection with the previous annual meeting of Shareholders, or (ii) convene and hold a special meeting of Shareholders to approve the issuance of the Underlying Shares, provided that such a request is made not less than [redacted - delay] days after the last annual meeting of Shareholders and not later than [redacted - delay] days after such meeting, and provided that a similar request for approval has not already been submitted to the Shareholders and rejected by them at a meeting of Shareholders held in the [redacted - delay] months preceding such request.

In connection with a meeting of Shareholders to approve the issuance of the Underlying Shares in accordance with the foregoing, the Corporation undertakes to take all legal and commercially reasonable actions (including using commercially reasonable efforts to cause management and each member of the Board to vote their Common Shares and the shares of the Corporation entitled to be voted on such matter and all voting rights represented by proxies received in favour of the issuance of the Underlying Shares to the Holder) to obtain the approval of the Shareholders with respect to the issuance of the Underlying Shares to the Holder, subject, however, to the directors exercising their fiduciary duties. It is understood, however (i) that the Corporation will have the right to propose the approval of the issuance of the Underlying Shares in favour of a Holder in a resolution separate from any other resolution that the Corporation may wish to submit to the approval of the Shareholders at a meeting of the Shareholders, and (ii) that if the Shareholders vote against the issuance of the Underlying Shares in favour of the Holder, the Corporation will be required to issue in favour of the Holder, and the Holder will be entitled to receive, only such number of Underlying Shares that does not require Shareholder approval.

3.3	Grant of Additional Rights

For a period starting on the Closing Date and ending two (2) years following the Closing Date, in the event that the Corporation intends to grant nomination rights to any other Shareholder or future Shareholder whose terms or conditions are generally similar to the nomination rights granted to the Investor under this Agreement, the Corporation undertakes not to grant any such nomination rights only to the extent that they, taken as a whole, are subordinate to those granted to the Investor under this Agreement.

3.4	Head Office

The Corporation hereby undertakes to maintain the head office and principal place of business of the Corporation in Québec for a period starting on the Closing Date and ending on the earlier of (a) 7 years following the Closing Date or (b) the date on which the Holder ceases to beneficially own or exercise control or direction over at least 50% of the Common Shares that it held on the Closing Date.

For the purposes of this Section 3.4, maintaining the Corporation’s principal place of business in Québec requires (a) that at least the Corporation’s current decision-making, administrative and technological development activities in Québec be maintained in Québec by the Corporation, (b) that the Corporation not significantly reduce its activities in

Québec, (c) that the ownership of the Corporation’s intellectual property be maintained in Québec, and (d) that research and development activities be carried out in Québec, provided, however, that the Corporation’s business plan provides for the continuation of research and development activities.

3.5	Observer

Starting at the Closing Date, for so long as the Holder beneficially owns or exercises control or direction over at least 50% of the Common Shares that it held on the Closing Date, the Investor has the right to designate, at its sole discretion, in addition to the Investor Nominee, one (1) observer (the “Observer”) to attend meetings of the Board. The Observer will not have voting rights but will have the right to participate in deliberations. Subject to the signing of the confidentiality agreement provided for in the paragraph below, the Observer will be appointed and may be replaced at any time and from time to time by the Investor.

The Observer must declare to the Chair of the Board any current or possible future conflict between its interests and those of the Corporation as soon as the Observer becomes aware of them. In addition, the Observer must comply with the practices of the Board, which may require that the Observer be excluded from a meeting or a part thereof if the Observer’s interests conflict with the interests of the Corporation. In addition, once the Observer has been designated by the Investor, the Observer agrees to sign a confidentiality agreement providing for confidentiality obligations similar to those imposed on the directors of the Board.

The Observer shall receive, at the same time as the directors of the Board, notices of Board meetings and all agendas, minutes and other written material relating to such meetings.

PART 4

ANTI-CORRUPTION

4.1	Legal Compliance

The Corporation shall refrain from, and shall use its best efforts to cause its Affiliates and third parties acting on their respective behalf to refrain from, making any promise, offer or transfer, directly or indirectly, of money, other assets or services or other things of value, including, but not limited to, payments obtained by the Corporation from the Investor or its Affiliates (each a “Payment”), to an employee, official, agent, mandatary or representative of a Government Entity, a foreign political party or an international public body, a candidate for political office or a person acting on behalf of a Government Entity (each a “Prohibited Recipient”), where such Payment would constitute a violation of the Foreign Corrupt Practices Act of 1977 (United States), as amended, and the rules and regulations thereunder, any applicable law of a state of the United States of America relating to bribery, the Corruption of Foreign Public Officials Act (Canada) or any other statute or similar regulation of any other country that has legal jurisdiction over the Corporation or the Investor or its Affiliates. In addition, the Corporation must refrain from offering, promising or making any Payment, directly or indirectly, to a Prohibited Recipient if the purpose of such Payment is to influence decisions or actions or to obtain improper influence or any undue advantage. The Corporation will monitor its activities and adopt, properly implement and maintain anti-corruption policies, procedures and internal controls (including internal accounting controls to keep and maintain accurate and reasonably detailed financial books and records of expenditures, receipts, payments made or received in the course of its business), and will ensure that its Affiliates do likewise, to ensure that any violation of anti-corruption laws applicable to the Corporation and its Affiliates (including their respective personnel) can be prevented, detected, hindered and, where appropriate, promptly remedied (to the maximum extent possible).

4.2	Activities

The Corporation will carry on its activities, and will cause its Affiliates to carry on its activities, at all times, in accordance with all applicable material accounting and financial reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (United States), as amended, of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering laws of all relevant jurisdictions, the rules and regulations thereunder, and all rules, regulations and guidelines issued, administered or enforced by any appropriate Government Entity.

4.3	Use of Funds

The Corporation will not, directly or indirectly, use any funds advanced by the Investor or its Affiliates or lend, provide or otherwise make available any such funds to any of its Affiliates, any joint venture partner or any other Person or entity for the purpose of funding the activities of any U.S. sanctioned Person administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.4	Compliance Certificate

The Corporation will provide such periodic compliance certificates with respect to this Part 4 as the Investor may reasonably request in writing from time to time.

PART 5

GENERAL

5.1	Notices

a)	Notices and other communications to be given pursuant to this Agreement shall be sent, in the case of notices to be given to the Corporation, to the following address:

THERATECHNOLOGIES INC.
2015 Peel St.
Suite 1100
Montréal, Québec H3A 1T8

Attention:	[redacted for privacy]

Email:	[redacted for privacy]

with a copy to:

Fasken Martineau DuMoulin LLP
800 Square-Victoria St.
Suite 3500
Montréal, Québec H3C 0B4

Attention:	Jean-Pierre Chamberland and Monica Dingle
Email:	jchamberland@fasken.com and mdingle@fasken.com

and, in the case of a notice to be delivered to the Investor or to a Holder, to the following address:

INVESTISSEMENT QUÉBEC
1001, Robert-Bourassa Blvd.
Suite 1000
Montréal, Québec H3B 4L4

Attention:	[redacted for privacy]
Email:	[redacted for privacy]

with a copy to:

Attention:	[redacted for privacy]
Email:	[redacted for privacy]

with a copy to:

McCarthy Tétrault LLP
1000 De la Gauchetière West
Suite MZ400
Montréal, Québec H3B 0A2

Attention:	Hadrien Montagne and Isabelle Nazon

Email:	hmontagne@mccarthy.ca
inazon@mccarthy.ca

or to such other address that a Party may give notice of to the other Parties. Any communication must be delivered in person or sent by fax or email to the recipient.

b)

A communication that is delivered in person shall, if delivered before 4:30 p.m. (local time in place of delivery) on a Business Day, be deemed to have been given and received on that day and, in all other cases, shall be deemed to have been given and received on the first Business Day following the day on which it was delivered.

c)

A communication sent by fax or email will be deemed, if sent on a Business Day before 4:30 p.m. (local time at the place of receipt), to have been given and received on that day and, in any other case, to have been given and received on the first Business Day following the day it was sent.

5.2	Further Assurances

Each of the Parties agrees to execute and deliver from time to time, all such further documents and instruments, and to take any action, which the other Party may reasonably require for the purposes of giving effect to this Agreement or to better evidence or complete the meaning and intention of this Agreement. The Parties agree that a press release, in the form agreed upon by the Parties, shall be issued by the Parties promptly following the execution hereof, that the declarations required of the Investor under applicable Securities Laws shall be filed by the Investor within the prescribed time and that a copy of this Agreement and a courtesy translation of the same shall be filed respectively on SEDAR+ and EDGAR by the Corporation within 10 days of the date of the present.

5.3	Entire Agreement

The Parties acknowledge that this Agreement constitutes a full, true and complete reproduction of the agreement entered into between them with respect to the matters referred to herein and that it supersedes any prior agreement relating to the subject matter hereof, the Parties expressly waiving the right to rely on any discussions and negotiations prior to its execution.

5.4	Severability

If any term, condition or other provision of this Agreement is invalid, illegal or unenforceable under any rule or law, or under public order grounds, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. In the event that any term, condition or other provision is found to be invalid, illegal or unenforceable, the Parties to this Agreement shall negotiate in good faith to amend this Agreement so as to give effect to the original intent of the Parties as closely as possible in an acceptable manner to permit the transactions contemplated by this Agreement to be fulfilled to the fullest extent possible.

5.5	Amendments and Waivers

This Agreement may not be amended or modified, or any provision hereof waived, except by an agreement in writing executed by all the Parties.

5.6	Termination

This Agreement shall come into force and effect as of the date set out on the first page hereof and shall remain in force until the earliest of the following dates: a) the date on which this Agreement is terminated by the mutual consent of the Parties; or (ii) the date on which the Holder no longer beneficially owns or exercises control or direction over at least 50% of the Common Shares held by the Holder on the Closing Date. However, in all cases, the provisions of this Part 5 shall survive the termination of this Agreement and shall remain in full force and effect.

5.7	Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and assigns, or respective permitted assigns, as provided under Section 5.8.

5.8	Assignment

No Party may assign this Agreement or any rights, benefits or obligations hereunder without the prior written consent of the other Parties, subject to the Investor (and subsequently, each Holder) being entitled to assign this Agreement or any rights, benefits or obligations hereunder to an IQ Entity or a transferee that is an Affiliate of the Investor without the prior consent of the Corporation, in each case, an “Authorized Transferee”.

5.9	Third-Party Beneficiaries

The conditions and provisions of this Agreement shall enure solely to the benefit of the Parties, their respective successors and permitted assigns and the Permitted Transferees, and the Parties do not intend to confer rights on any third-party beneficiaries, nor does this Agreement confer any such right on any third parties (including Shareholders other than the Holders) who are not party to this Agreement.

5.10	Remedies

Each Party acknowledges that its failure to observe or perform the undertakings and obligations contained herein would cause damage to the other Party which may not be adequately compensated by a monetary indemnity. Accordingly, each Party hereto agrees that it shall have, in addition to any other remedies at law or in equity available to such Party in the event of any breach or non-performance by the other Party of its undertakings or obligations hereunder, the right to apply to a court of competent jurisdiction for an appropriate remedy, including injunctive relief or an order for specific performance, to ensure compliance by each Party with this Agreement.

5.11	Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Québec and the federal laws of Canada applicable therein.

5.12	Copies

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument. A signed signature page of this Agreement delivered by a Party electronically shall have the same effect as a hand-signed copy of this Agreement delivered by such Party.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first indicated above.

[French version signed]

THERATECHNOLOGIES INC.

By:
Name: Paul Lévesque Title: President and Chief Executive Officer

By:
Name: Philippe Dubuc Title: Senior Vice President and Chief Financial Officer

INVESTISSEMENT QUÉBEC

By:
Name: Louis-Étienne Fortier Senior Director, Investment

Signature Page—Investor Rights Agreement